PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

June 28, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus Alcentra Global Multi-Strategy Credit Fund, Inc. (formerly, Dreyfus Alcentra Multi-Strategy Global Credit Fund, Inc.)

Registration Statement on Form N-2

File Numbers: 333-223418; 811-23330

Ladies and Gentlemen:

On behalf of Dreyfus Alcentra Global Multi-Strategy Credit Fund, Inc. (formerly, Dreyfus Alcentra Multi-Strategy Global Credit Fund, Inc.) (the "Fund"), filed herewith under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), is Pre-Effective Amendment No. 1 (the "Amendment") under the Securities Act to the Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the "Commission") on March 2, 2018 (the "Registration Statement").

The Amendment is marked to show changes made in response to comments of the Commission's staff (the "Staff") on the Registration Statement that were provided to Lauren Connolly by Frank A. Buda of the Staff by letter dated March 30, 2018. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund's response follows each comment. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Amendment. In addition to revisions made in response to Staff comments, certain other changes have been made in the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

general

1.          Staff Comment: Please confirm that all missing information will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: We confirm that all missing information will be filed in a pre-effective amendment to the Registration Statement prior to the Fund seeking the effectiveness of the Registration Statement. The Fund intends to file another pre-effective amendment to the Registration Statement prior to commencing its offering period.

2.          Staff Comment: Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: We note that comments given on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3.          Staff Comment: The staff notes that there are several instances of bracketed disclosure throughout the registration statement, as well as incomplete cross-references that do not provide the relevant page number. Please revise as appropriate prior to filing a pre-effective amendment.

Response: We confirm that all instances of bracketed disclosure and incomplete cross-references will be revised as appropriate and filed in one or more pre-effective amendments to the Registration Statement prior to the Fund seeking the effectiveness of the Registration Statement.

4.          Staff Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Registration Statement was previously filed with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Amendment will be promptly filed with FINRA. Prior to seeking the effectiveness of the Registration Statement, the Fund will confirm with the Staff that FINRA has reviewed and has issued a no objections letter with respect to the proposed underwriting terms and arrangements for the transactions described in the Registration Statement.

prospectus summary

5.          Staff Comment: The Fund's current disclosure regarding the Fund and its objectives, investments, policies, and risks in response to Items 8.2 and 8.3 is virtually identical to the information in the Prospectus Summary. Please revise so that the Prospectus Summary is in fact a summary of the more detailed disclosure contained elsewhere in the prospectus.

Response: The Fund has reviewed its disclosure and made revisions, as appropriate, to the Prospectus Summary so that it summarizes more detailed disclosure contained elsewhere in the Prospectus.

6.          Staff Comment: Please confirm that only the principal objectives, policies, and risks of the Fund are included in the Prospectus Summary and elsewhere in the Prospectus. Please move all non-principal objectives, policies, and risks to the Statement of Additional Information. See Form N-2, Item 8.2 and 8.3.

Response: The Fund has reviewed the disclosure in the Prospectus with respect to its investment objective as well as its principal investment strategies, policies and related risks. It believes that the investment strategies, policies and related risks included in the Prospectus are appropriate and comply with the disclosure requirements in Items 8.2 and 8.3 of Form N-2. The Fund also notes that the Staff separately asked for confirmation that the Fund's investments in its "20% bucket" are disclosed in the Prospectus, which the Fund has separately confirmed.

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Principal Investment Strategies and Investment Policies

7.          Staff Comment: The Fund's name includes the term "global." In describing how the Fund will be investing "globally," the prospectus states that the Fund, under normal circumstances, will invest at least 40% of its Managed Assets in issuers organized or located outside the United States or doing a substantial amount of business outside the United States. Further, we note that the Fund will invest at least 25% of its Managed Assets in U.S. Companies. Accordingly, this disclosure would permit the Fund to invest significantly all of its assets in U.S. companies. Please clarify that the Fund will treat a company domiciled, incorporated, organized, headquartered, or located and/or principally traded in the United States as tied economically to countries outside the United States only if the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in countries outside the United States, or has at least 50% of its assets in countries outside of the United States.

Response: The referenced disclosure has been revised in the Amendment as follows:

Under normal market conditions, the Fund will invest at least 40% (unless market conditions are not deemed favorable, in which case the Fund would invest at least 30%) of its Managed Assets in issuers that have significant exposure to the economies of countries other than ~~organized or located outside the United States or doing a substantial amount of business outside~~ the United States, although the Fund will not invest more than 25% of its Managed Assets in securities of issuers located in any single country outside the United States and will not invest more than 25% of its Managed Assets in companies located in emerging markets. Issuers that have significant exposure to the economies of countries other than the United States are issuers that are organized or domiciled in a foreign country or have at least 50% of their assets outside the United States or at least 50% of their revenues or profits are from goods produced or sold, investments made, or services performed outside the United States.

8.          Staff Comment: Please disclose the other types of securities and instruments in which the Fund intends or expects to invest as part of its 20% basket, including any related risk factors.

Response: The securities and instruments in which the Fund intends or expects to invest as part of its 20% basket, along with their related risks, are disclosed in the Prospectus and will be invested in a manner consistent with the Fund's stated strategies and risk disclosures. Disclosure is contained in the SAI regarding those types of securities or instruments in which the Fund expects to invest less than 5% of its Managed Assets. Accordingly, the Fund does not believe that additional clarifying disclosure is necessary or appropriate in the Prospectus Summary.

9.          Staff Comment: Please disclose whether the Fund intends to issue debt securities within twelve months from the effective date of this Registration Statement. If so, expenses associated with the issuance, including offering expenses, should be reflected in the fee table.

Response: The Fund confirms that it does not intend to issue debt securities within twelve months from the effective date of the Registration Statement.

10.        Staff Comment: Please disclose when the Fund's wind-down period will commence both in the Prospectus Summary and in the body of the prospectus.

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Response: The Fund has not adopted a fixed time frame for its wind-down period. As the starting date to commence liquidation of the Fund's portfolio will depend on a number of factors, including market conditions and composition of the portfolio, that are not predictable at this time, the Fund does not believe that such disclosure is appropriate. As disclosed in the Prospectus, "[t]he Fund retains broad flexibility to liquidate its portfolio, wind up its business and make liquidating distributions to Common Shareholders in a manner and on a schedule it believes will best contribute to the achievement of its investment objective." In addition, as disclosed in the Prospectus, although the Fund anticipates distributing substantially all of its net assets to Common Shareholders as soon as practicable after the Termination Date, securities for which no market exists or securities trading at depressed prices, if any, may be placed in a liquidating trust. Securities placed in a liquidating trust may be held for an indefinite period of time, potentially several years or longer, until they can be sold or pay out all of their cash flows.

Selected Risk Considerations

11.        Staff Comment: Please revise and update "Interest Rate Risk" to reflect current market conditions, including the fact that interest rates are rising. Additionally, in the second sentence of this risk disclosure, the prospectus currently states, "[A] rise in rates will adversely affect these instruments and, accordingly, the Fund's price per Common Share." Please replace "price per Common Share" with "net asset value."

Response: The following disclosure has been added to "Interest Rate Risk" in the Amendment:

Risks associated with rising interest rates are heightened given the Federal Reserve has raised the federal funds rate several times in recent periods and has signaled additional increases in the near future.

In addition, the requested replacement of "price per Common Share" with "net asset value" in the referenced sentence has been made in the Amendment.

12.        Staff Comment: The disclosure currently states that certain derivatives transactions involve counterparty risk. Please include a risk disclosure and explanation of counterparty risk.

Response: The Fund has previously included risk disclosure and explanation of counterparty risk in the Prospectus, but has highlighted and enhanced the relevant disclosure in the Amendment as set forth below:

Counterparty Risk. The Fund will be subject to counterparty risk (failure of the counterparty to the transaction to honor its obligation) with respect to its derivative and strategic transactions. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

13.        Staff Comment: Please revise and update "Recent Market Events Risk" to more specifically discuss recent market events and the risks that are relevant to the Fund. See IMGU 2016-02. Additionally, consider moving this risk to "Principal Investment Risks" both in the Prospectus Summary as well as later risk disclosure.

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Response: The Fund has reviewed IMGU 2016-02 and believes that the revised Prospectus disclosure complies with said guidance. The Fund respectfully declines the Staff's suggestion to move this risk to "Principal Investment Risks."

14.        Staff Comment: The Fund currently includes "Non-Diversification Risk" under "Other Risks of Investing in the Fund" rather than under "Principal Investment Risks." Consider moving this risk to "Principal Investment Risks" both in the Prospectus Summary as well as later risk disclosure.

Response: The risk has been moved in the Amendment to "General Risks of Investing in the Fund" both in the Prospectus Summary as well as later risk disclosure. The Fund believes this placement is appropriate, as the section on "Principal Investment Risks" focuses on the types of the Fund's principal portfolio investments.

15.        Staff Comment: The risk disclosure for "Anti-Takeover Provisions" does not currently provide a substantive summary of the relevant provisions or risks. Please provide additional information in the Prospectus Summary under "Anti-Takeover Provisions," as well as more complete information in the prospectus. See Form N-2, Item 10.1.f. See also Guide 3 to Form N-2.

Response: The Fund has reviewed its disclosure and believes that the disclosure under "Certain Provisions of the Charter and By-Laws" in the Prospectus satisfies the requirements of Item 10.1.f of Form N-2 and is consistent with Guide 3 to Form N-2. The disclosure under the heading "Anti-Takeover Provisions" in the Summary Prospectus as well as under the same heading elsewhere in the Prospectus includes a cross-reference to the disclosure under "Certain Provisions of the Charter and By-Laws."

prospectus

Summary of Fund Expenses

16.        Staff Comment: The staff notes that most of the information in the Fee Table and Example is incomplete. Please provide us with the details of the Fund's fees, expenses, and Example presentation with your response.

Response: The information in the Fee Table and Example has not been updated in the Amendment, as that information is not yet available. The Fund will provide such information in another pre-effective amendment to the Registration Statement prior to any request for effectiveness.

17.        Staff Comment: The risk disclosure indicates that the Fund may invest in shares of other investment companies. If the fees and expenses incurred indirectly by the Fund as a result of such investments will exceed .01% (one basis point) of the Fund's average net assets, please include a line item in the Fee Table for Acquired Fund Fees and Expenses. If not, please confirm that such fees and expenses are included in the line item for "Other Expenses" in the Table. See Form N-2, Item 3, Instruction 10.

Response: The Fund confirms that such fees and expenses (which are not anticipated to exceed .01%) are included in the line item for "Other Expenses" in the Fee Table.

18.        Staff Comment: The staff notes that footnote 3 to the Fee Table includes hypothetical fund expenses that assume that the fund does not use any leverage. Similarly, the Example currently includes draft disclosure of hypothetical expenses if the fund does not use leverage. As the Fund

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discloses elsewhere in the prospectus that it does, in fact, intend to use leverage, please provide your basis for assuming no leverage when presenting this information in the Fee Table and Example.

Response: Item 3 of Form N-2 requires a fund to disclose expenses in the Fee Table as a percentage of net assets attributable to the fund's common shares. However, as disclosed in the Prospectus, because the Fund anticipates using leverage as part of its investment strategy, the annual expenses shown in the fee table reflect the fees and expenses that Common Shareholders will bear as a result of the Fund's anticipated use of Borrowings. Footnote (3) to the Fee Table expresses this assumption and also provides Common Shareholders with estimated fees and expenses they would bear, as a percentage of net assets, if no Borrowings or other leverage, was incurred, which complies with the Form N-2 requirements.

Use of Proceeds

19.        Staff Comment: The disclosure currently indicates that it will take approximately six to twelve months after the completion of the offering to invest the proceeds in accordance with the Direct Lending and Subordinated Loans Strategy and the Special Situations Strategy. However, the staff's view is that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in the registration statement, must not take in excess of six months to invest net proceeds. See Guide 1 to Form N-2. Please revise this disclosure consistent with Guide 1.

Response: The Fund continues to anticipate that it will be able to invest substantially all of the net proceeds from this offering in accordance with its investment objective and policies within two to four months after the completion of the offering with respect to the Fund's investments in the Senior Loan Strategy, Structured Credit Strategy and Corporate Debt Strategy. The disclosure has been revised to reflect that the Fund now anticipates that it will have all net proceeds from the offering invested within six months with respect to the Fund's investments in the Direct Lending and Subordinated Loans Strategy and Special Situations Strategy.

Use of Leverage

20.        Staff Comment: The prospectus states that "[t]he Fund is currently negotiating with certain financial institutions to arrange a credit facility . . . pursuant to which the Fund would be entitled to borrow an amount equal to approximately 33-1/3% of the Fund's total assets less any amounts of existing leverage." Please disclose the material terms of this agreement with more specificity, including the interest rate. Also, as this is a material agreement, please file the agreement as an exhibit to the registration statement.

Response: The Fund has not yet finalized the terms of a borrowing arrangement and, as such, cannot include the material terms of any facility agreement in the Prospectus filed with the Amendment. The Fund would need the consent of any lender to include a copy of the agreement as an exhibit to the Registration Statement.

Principal Investment Risks

21.        Staff Comment: The Fund's principal risk disclosure does not describe the fact that certain of the loans in which the Fund invests may not be securities and therefore may not have the protections afforded by the federal securities laws. Please revise the relevant risk disclosure(s) to include these risks as principal risks of investing in the Fund.

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Response: The following disclosure has been added as the last sentence in the fourth paragraph under "Senior Secured Loans Risk" in the Amendment:

…Senior Secured Loans may not be considered securities, and purchasers, such as the Fund, may not be entitled to rely on the anti-fraud protections of the federal securities laws, including those with respect to the use of material non-public information.

22.        Staff Comment: Please add disclosure to "Zero Coupon, Pay-in-Kind and Step-Up Securities Risk" that the use of PIK securities may provide certain benefits to the Fund's adviser, including increasing management fees and incentive compensation.

Response: The Fund has reviewed its disclosure with respect to investing in PIK securities in its Prospectus and SAI. Disclosure concerning the payment of incentive fees (such as those applicable to business development companies) has not been included in the Amendment as it is not applicable to the Fund.

23.        Staff Comment: Please add disclosure to "Foreign Investments Risk" regarding: 1) the difficulty in obtaining or enforcing a court judgment abroad; and 2) restrictions on foreign investment in other jurisdictions, including major industry or market sector restrictions, or limitations on the total amount or type of position in any single issuer. See Guide 9 to Form N-2.

Response: The following disclosure has been added in the Amendment:

The risks of investing in foreign securities also include restrictions that may make it difficult for the Fund to obtain or enforce judgments in foreign courts. These risks also include certain national policies that may restrict the Fund's investment opportunities, including restrictions on investments in issuers or industries deemed sensitive to national interests and/or limitations on the total amount or type of position in any single issuer.

24.        Staff Comment: Please add disclosure to "Leverage Risk" indicating: 1) that decline in net asset value could affect the ability of the Fund to make common stock dividend payments; 2) that a failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Internal Revenue Code; and 3) that if the asset coverage for preferred stock or debt securities declines to less than two hundred percent or three hundred percent, respectively (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so. See Guide 6 to Form N-2.

Response: The following disclosure has been added in the Amendment:

A decline in the Fund's net asset value could affect the ability of the Fund to make dividend payments to Common Shareholders. The failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code, which could have a material adverse effect on the value of the Common Shares. If the asset coverage for Preferred Shares or Borrowings declines to less than 200% or 300%, respectively (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so.

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Management of the Fund, Sub-Investment Adviser

25.        Staff Comment: Please provide a basis to assess the expertise and experience of the Sub-Investment Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response: The following disclosure has been added in the Amendment: "The Alcentra Group is one of the largest global institutional below investment grade credit managers."

Dividends and Distributions

26.        Staff Comment: Please add disclosure that Common Shareholders who receive a distribution consisting of return of capital may be under the impression that they are receiving net profits when they are not. Common Shareholders should not assume that the source of a distribution from the Company is net profit. Further, disclose, where appropriate in the Prospectus, the other risks associated with return of capital distributions. For example, such distributions will further decrease the Fund's total assets and therefore have the likely effect of increasing the Fund's expense ratio as the Fund's fixed expenses will become a larger percentage of the Fund's average net assets. In order to make such distributions, the Fund may have to sell a portion of its investment portfolio at an inopportune time. These effects could have a negative impact on the net asset value the Fund's shares.

Response: The Fund does not believe that such disclosure is appropriate in light of the Fund's investment strategy, including its distribution policy. The Fund has not adopted, nor does it intend to adopt, a policy to make "level" distributions to Common Shareholders nor has it adopted a "managed" distribution policy pursuant to SEC exemptive relief. The Fund, as disclosed in the Prospectus, intends to pay out all or a portion of its net investment income. In fact, the Fund discloses that it may, at times, distribute less than the entire amount of income earned in a particular period in order to supplement future distributions (i.e., in order to avoid a return of capital).

Closed-End Fund Structure

27.        Staff Comment: In the second sentence of this section, the disclosure indicates that shareholders in a closed-end fund "must trade them on the stock exchange (if the closed-end fund's shares are listed on an exchange) like any other stock at the prevailing market price." As this fund will not be listed on a securities exchange and the Fund does not anticipate that a secondary market will develop for trading of the Common Shares, this disclosure is not relevant to the Fund. To avoid investor confusion, please delete this sentence.

Response: The referenced sentence has been deleted the Amendment.

Periodic Tender Offers

28.        Staff Comment: Please review the current disclosure and ensure that the prospectus provides all of the information required by Guide 2 to Form N-2.

Response: The Fund has reviewed the current disclosure and believes that the Prospectus provides all of the information required by Guide 2 to Form N-2.

29.        Staff Comment: The prospectus currently contains bracketed disclosure regarding the Fund's ability to pay all or a portion of the purchase price for tendered Common Shares by distributing

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portfolio securities to Common Shareholders on a pro rata basis. Please supplementally provide your legal basis for this procedure.

Response: The bracketed disclosure has been removed. The Fund does not currently intend to pay any portion of the purchase price for tendered Common Shares by distributing portfolio securities to Common Shareholders on a pro rata basis.

sai

Investments, Investment Techniques and Risks

30.        Staff Comment: Please supplementally disclose whether the Fund will invest in contingent convertible securities ("CoCos"). If CoCos are or will be a principal type of investment, provide a description of them in the prospectus as well as appropriate risk disclosure.

Response: The Fund does not currently intend to invest in CoCos. As such, no disclosure has been added to the Prospectus or the SAI.

Investment Restrictions

31.        Staff Comment: The Fund's interpretation of its fundamental policy on concentration currently states, "Foreign governments will not be considered to be an industry for industry concentration purposes." However, securities issued by foreign governments or foreign supranational entities may not be excluded from the concentration policy. See January 3, 1991 Dear Registrant Letter, 1991 WL 439213. Please revise.

Response: The referenced sentence has been replaced with the following in the Amendment: "For purposes of the restriction on industry concentration, the Fund will not invest more than 25% of its total assets in securities issued or guaranteed by a foreign government or by a foreign supranational entity."

Management Arrangements, Portfolio Management, Portfolio Manager Compensation

32.        Staff Comment: The disclosure indicates that portfolio managers may be paid a discretionary cash bonus. Please describe with specificity the criteria of all factors on which payment of the discretionary bonus is based. See Item 21.2 of Form N-2. Further, to the extent there are differences between the method used to determine a portfolio manager's compensation with respect to the Fund and other accounts managed by such portfolio manager, clearly disclose these differences. See Instruction 3 to Item 21.2 of Form N-2.

Response: The disclosure in the SAI has been revised to describe the factors on which payment of discretionary bonuses are based. There is no difference in the method used to determine a portfolio manager's compensation with respect to the Fund and other accounts managed by such portfolio manager.

part c

33.        Staff Comment: Please include seed financial statements as required by Section 14(a)(1) of the 1940 Act. Please also include the auditor's consent prior to effectiveness.

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Response: We confirm that seed financial statements (as required by Section 14(a)(1) of the 1940 Act) and the auditor's consent will be included prior to the Fund seeking the effectiveness of the Registration Statement.

* * * * *

Please direct any questions or comments to me at 212.969.3376 or mvogel@proskauer.com, or to Nicole M. Runyan at 212.969.3361 or nrunyan@proskauer.com.

Very truly yours,

/s/ Max Vogel
Max Vogel

cc:	Nicole M. Runyan
Jeff S. Prusnofsky

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